May 30, 2008
Mr. David L. Orlie
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
VIA EDGAR as Correspondence Filing

Re:	SentiSearch, Inc. (“the Company”) Preliminary Proxy Statement filed May 16, 2008. File No. 000-52320.
Dear Mr. Orlie:
     This letter, which is being filed electronically as a Correspondence filing, is being written in connection with the examination of the filing referenced above by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). Set forth below is the Company’s response to the comments and questions included in the Staff’s letter dated May 22, 2008. Page references set forth in this response refer to Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in boldface, followed in each case by the related response.
PRE 14A
Proposal 2, page 8
1.      With respect to the stock options granted in March and May 2008, disclose the prices, expiration dates and other material conditions upon which the options may be exercised. Also disclose the market value of the securities underlying the options. See Items 10(b)(2)(i)(B) and (D) of Schedule 14A.
RESPONSE:
The Company has revised its disclosure accordingly. Please refer to page 8 of Amendment No. 1
2.      With respect to your May 2008 financing transaction, please disclose the general effect that the issuance of the additional shares of your common stock will have on the rights of your existing shareholders. See Item 11(d) of Schedule 14A.
RESPONSE:
The Company has revised its disclosure accordingly. Please refer to page 8 of Amendment No. 1.
3.      You disclose that you expect to raise an additional $100,000 to $200,000 from the investors who participated in your May 2008 financing transaction. Please disclose whether you expect the terms of the new transaction to be substantially similar in all material respects to the financing transaction completed in May 2008. If you anticipate that the transaction will be completed on different terms, provide as complete a description of your proposed financing as possible within the limits set by Rule 135c under the Securities Act. For example, you should state the title, amount and basic terms of the securities to be offered, the timing of the offering and a brief statement of the manner and purpose of the offering. Please also disclose, if true, that you have no other plans proposals or arrangements at this time to issue any shares of your newly authorized common stock.
RESPONSE:
The Company has revised its disclosure accordingly. Please refer to page 9 of Amendment No. 1.
     Also pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and; (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,
/s/ Joseph K. Pagano
Joseph K. Pagano
Chairman and Chief Executive Officer SentiSearch, Inc. 1217 South Flagler Drive, 3rd Floor West Palm Beach, FL 33401 561-653-3284 (telephone) 561-653-3286 (fax)